EXHIBIT 12

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended
	1998	1999	2000	2001	2002	9/30/03
Earnings:
Net Income Before Extraordinary Item
And Cumulative Effect of
Accounting Changes	$97,994	$86,205	$72,672	$89,367	$82,992	$84,146
Plus Federal Income Taxes	57,506	49,180	12,058	70,121	37,439	23,927
Plus State Income Taxes	5,089	6,162	2,538	8,385	5,687	5,721
Plus Provision for Deferred Income Taxes	(11,909)	(17,347)	14,653	(31,396)	(3,134)	12,583
Plus Deferred Investment Tax Credits	(4,631)	(4,565)	(4,482)	(4,453)	(4,524)	(4,375)
Plus Fixed Charges (as below)	57,084	61,177	62,851	60,503	60,529	65,552

Total Earnings	$201,133	$180,812	$160,290	$192,527	$178,989	$187,554

Fixed Charges:
Interest on Long-term Debt	$39,233	$38,380	$43,547	$41,401	$43,011 *	50,457
Interest on Short-term Debt	8,591	13,800	10,174	9,680	7,776 *	7,518
Distributions on Trust Preferred Securities	8,662	8,662	8,663	8,663	8,662	6,497
Interest Portion of Financing Leases	598	335	--	--	--	--
Estimated Interest Element in Lease Rentals	--	--	467	759	1,080	1,080

Total Fixed Charges	$57,084	$61,177	$62,851	$60,503	$60,529	$65,552

Ratio of Earnings to Fixed Charges	3.52	2.95	2.55	3.18	2.95	2.86

* Certain amounts have been reclassified between interest on short-term and long-term debt compared to periods prior to January 1, 2002. This reclassification had no affect on the ratio.